

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Li Li
Founding Member
Comboox DAO LLC
30 N Gold St Ste R
Sheridan, Wyoming 82801

      Re: Comboox DAO LLC
          Offering Statement on Form 1-A
          Filed June 10, 2024
          File No. 024-12446

Dear Li Li:

      Our preliminary review of your filing indicates that it fails to comply with the requirements of the form or the terms, conditions or requirements of Regulation A. Because of these serious deficiencies, you should not assume that your filing constitutes a Preliminary Offering Circular or that the Regulation A exemption from Securities Act registration is available for this transaction.

      We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request qualification of the offering statement in its present form, we would likely recommend that the Commission deny the request and take any other appropriate action under Regulation A.

      Please contact Austin Stanton at 202-551-2197 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Crypto Assets